SUPPLEMENT DATED JUNE 30, 2025 FOR THE
FOLLOWING PROSPECTUSES

PROSPECTUS AND UPDATING SUMMARY PROSPECTUS DATED MAY 1, 2025 FOR

Spinnaker® Variable Annuity

PROSPECTUS DATED MAY 1, 2011 AND NOTICE DOCUMENT DATED MAY 1, 2025 FOR

Spinnaker® Advisor Variable Annuity

Issued By: Symetra Life Insurance Company

This supplement updates certain information in the above referenced prospectuses and Notice Document for the above referenced variable annuity contracts issued by Symetra Life Insurance Company.

Effective on or about July 28, 2025 (the “Effective Date”), the Neuberger Berman AMT Sustainable Equity Portfolio will change its name to Neuberger Berman AMT Quality Equity Portfolio. Therefore, on the Effective Date, all references to Neuberger Berman AMT Sustainable Equity Portfolio in the prospectuses and Notice Document will be replaced with Neuberger Berman AMT Quality Equity Portfolio.